UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhp billiton
Resourcing the future
BHP Billiton Limited
Notice of General Meeting
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

Contents
General Meeting agenda 2
Notice of General Meeting 3
Explanatory Notes 4
Voting and participating 5
Accessing information on BHP Billiton 10
Shareholder information 11
Location of the General Meeting Back cover
General Meeting agenda
WEDNESDAY, 6 MAY 2015
3.30pm Registration opens
3.45pm Tea and coffee
4.30pm General Meeting commences simultaneously
with the commencement of the BHP Billiton Plc
General Meeting
Please refer to the back cover of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.
BHP Billiton Limited is a member of the BHP Billiton Group, which is headquartered in Australia.
Registered Office:
171 Collins Street, Melbourne Victoria 3000 Australia.
ABN 49 004 028 077, registered in Australia.
In this Notice, BHP Billiton Limited refers to the company listed on the Australian Securities Exchange and BHP Billiton Plc refers to the company listed on the London Stock Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia. In this Notice, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP Billiton.
The Boards of BHP Billiton Limited and BHP Billiton Plc must be identical and operate as one. In this Notice, the Board of BHP Billiton Limited and the Board of BHP Billiton Plc are referred to as the Board.
2 BHP BILLITON LIMITED NOTICE OF GENERAL MEETING

Notice of General Meeting
Notice is given that a General Meeting of shareholders of BHP Billiton Limited will be held at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia on Wednesday, 6 May 2015 at 4.30pm (Perth time).
Unless indicated otherwise, terms used in this Notice of General Meeting have the same meaning as those defined in section 12 (Glossary) of the Shareholder Circular dated 16 March 2015 (Shareholder Circular).
Demerger Resolution
The following resolution is proposed as an ordinary resolution.
Demerger
To approve the proposed demerger of South32 from BHP Billiton, to be implemented through the Demerger Dividend in the manner more fully described in the Shareholder Circular which accompanies and forms part of this Notice of General Meeting.
BHP BILLITON LIMITED NOTICE OF GENERAL MEETING 3

Explanatory Notes
The Explanatory Notes that follow provide or refer to important information regarding the Demerger Resolution to be considered at the General Meeting. Your vote is important. By voting, you are involved in the future of BHP Billiton.
Business
The Demerger Resolution is a joint electorate action. The voting procedure explained on pages 5 to 9 ensures that both BHP Billiton Limited and BHP Billiton Plc shareholders can vote on this matter.
The meeting will be held simultaneously with a General Meeting of shareholders of BHP Billiton Plc to consider a resolution in the same terms as the Demerger Resolution. The two meetings will be connected via videolink. Accordingly, shareholders attending the BHP Billiton Limited General Meeting will be able to hear and see the proceedings of the BHP Billiton Plc General Meeting (and vice versa) and shareholders (and others) who speak at either meeting will be heard and seen at the other meeting.
Demerger
Information relating to the Demerger is set out in the Shareholder Circular.
The Board recommends you vote in favour of the Demerger Resolution. The Shareholder Circular provides further background in relation to the Board’s recommendation that you vote in favour of this resolution.
By order of the Board
Jane McAloon
Group Company Secretary
4 BHP BILLITON LIMITED NOTICE OF GENERAL MEETING

Voting and participating
Your vote is important. By voting, you are involved in the future of BHP Billiton. Shareholders can vote by:
attending the meeting and voting in person; or
appointing an attorney or a corporate representative to attend and vote; or
appointing a proxy to attend and vote on their behalf.
There are also a number of ways you can participate in the General Meeting.
How are votes calculated under the Dual Listed Companies structure?
While not required by applicable law, BHP Billiton is nevertheless seeking shareholder approval for the Demerger. It is seeking this approval on a joint electorate basis.
The BHP Billiton Limited General Meeting and the BHP Billiton Plc General Meeting will be conducted simultaneously and connected via videolink. Voting on a joint electorate matter works as follows:
if you vote at the BHP Billiton Limited General Meeting (to be held in Perth on Wednesday, 6 May 2015), your vote will be treated as though it was also cast at the BHP Billiton Plc General Meeting, which is being held simultaneously with the BHP Billiton Limited General Meeting;
if you vote at the BHP Billiton Plc General Meeting (to be held in London on Wednesday,
6 May 2015), an equivalent vote will be cast on the corresponding resolution at the BHP Billiton Limited General Meeting, which is being held simultaneously with the BHP Billiton Plc General Meeting;
the resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast.
The Demerger Resolution will be decided by way of a poll.
BHP BILLITON LIMITED NOTICE OF GENERAL MEETING 5

Voting and participating continued
Am I entitled to vote at the meeting?
In accordance with Australian Regulations, the Board has determined that a person’s entitlement to vote at the BHP Billiton Limited General Meeting will be the entitlement of that person set out in the Register of Shareholders as at 7.00pm Melbourne time (5.00pm Perth time) on Monday, 4 May 2015. Share transfers registered after that time will be disregarded in determining entitlements to vote at the General Meeting.
When should I arrive at the meeting venue?
You must register to vote at the General Meeting. In order to streamline registration, please arrive at the venue at least 30 minutes before the meeting commences.
I have a power of attorney from a shareholder – how can I attend and vote?
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
I am a representative of a corporate shareholder – how can I attend and vote?
A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting in accordance with the Corporations Act 2001 (Corporations Act). The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.
I hold American Depositary Shares (ADS) – can I attend and vote?
The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
6 BHP BILLITON LIMITED NOTICE OF GENERAL MEETING

I want to vote but I can’t attend the meeting – what should I do?
If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf.
A proxy form accompanies this Notice of Meeting.
A shareholder entitled to attend and vote may appoint up to two proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. Further proxy forms are available by contacting the Share Registrar.
A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes).
If a proxy is not directed how to vote on the Demerger Resolution, or should any resolution other than that specified in this Notice of Meeting be proposed at the meeting, the proxy may vote or abstain from voting on that resolution as they think fit.
If a proxy is instructed to abstain from voting on the Demerger Resolution, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support the resolution proposed in this Notice of Meeting.
The proxy form must be signed by the shareholder or the shareholder’s attorney.
Proxies appointed by corporations must be executed in accordance with the Corporations Act.
BHP BILLITON LIMITED NOTICE OF GENERAL MEETING 7

Voting and participating continued
By when do I have to submit my proxy appointment?
Proxies must be lodged by 6.30pm Melbourne time (4.30pm Perth time) on Monday, 4 May 2015. Proxies lodged after this time will be invalid.
Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited or its Share Registrar at either of the addresses specified on this page, or by facsimile, by 6.30pm Melbourne time (4.30pm Perth time) on Monday, 4 May 2015. If facsimile transmission is used, the power of attorney must be certified.
How do I submit my proxy appointment?
You can lodge your proxy using any of the following methods:
Electronically by recording the proxy appointment and voting instructions via www.bhpbilliton.com or at www.investorvote.com.au. You can log in on a computer or by using the BHP Billiton Limited mobile voting service for smartphones. Only registered BHP Billiton shareholders may access this facility and will need the Control Number, their Holder Identification Number (HIN) or Securityholder Reference Number (SRN) and postcode for their shareholding (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
By hand delivery or post using the pre-addressed envelope provided to:
Share Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067
GPO Box 782, Melbourne VIC 3001 Australia
or to:
The Registered Office
BHP Billiton Limited
Level 16, 171 Collins Street,
Melbourne VIC 3000 Australia;
By fax to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia); or
For Intermediary Online users only (custodians) at www.intermediaryonline.com.
8 BHP BILLITON LIMITED NOTICE OF GENERAL MEETING

Can I ask questions at the meeting?
Shareholders will have the opportunity to ask questions about the Demerger Resolution at the General Meeting. As this is a General Meeting of BHP Billiton Limited, and not an Annual General Meeting, questions will be limited to the Demerger Resolution only. You can also ask questions before the General Meeting. Find out more online at www.investorcentre.com/bhp.
The General Meetings of BHP Billiton Limited and BHP Billiton Plc will be conducted simultaneously and be connected via videolink. Accordingly, shareholders attending the BHP Billiton Limited General Meeting will be able to hear and see the proceedings of the BHP Billiton Plc General Meeting (and vice versa) and the shareholders who speak at either meeting will be heard and seen at the other meeting.
I am not a shareholder – can I attend the meeting?
Shareholders will be given priority entry to the meeting room. Non-shareholders (where they are not a proxy for a shareholder) who wish to attend the General Meeting are asked to register by 5.00pm Melbourne time (3.00pm Perth time) on Tuesday, 5 May 2015, by emailing their details to BHPGMattendance@computershare.com.au and will, subject to capacity, be able to sit in the main meeting room. If capacity is reached, pre-registered visitors will be directed to an overflow room at the venue to view the meeting. Visitors who do not pre-register will be directed to an overflow room at the venue to view the meeting.
Will the meeting be webcast?
A live webcast of the meeting will be able to be viewed online at www.bhpbilliton.com. If you attend the General Meeting in person, you may be included in photographs or the webcast recording.
When can I find out the results of the meeting?
Due to our Dual Listed Companies structure, the result of the resolution cannot be finalised until after both the General Meeting of BHP Billiton Plc and the General Meeting of BHP Billiton Limited are concluded. The General Meetings will be conducted simultaneously and be connected via videolink. Voting results will be announced to the stock exchanges and made available online at www.bhpbilliton.com as soon as the polls conducted at both General Meetings are finalised after the conclusion of the General Meetings.
BHP BILLITON LIMITED NOTICE OF GENERAL MEETING 9

Accessing information on BHP Billiton
All up-to-date shareholder information is available online at www.bhpbilliton.com
Online shareholder services
check your holding
register to receive electronic shareholder communications
update your records (including address and direct credit details)
access all your securities in one portfolio by setting up a personal account vote online
Latest news
Reports and presentations
Company overview
(including Our BHP Billiton Charter, Structure and Governance)
Subscribe to receive news alerts
sent directly to your email address
in
www.linkedin.com/company/bhp-billiton
www.youtube.com/bhpbilliton
www.twitter.com/bhpbilliton
10 BHP BILLITON LIMITED NOTICE OF GENERAL MEETING

Shareholder information

Share Registrars and Transfer Offices

Australia

BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: *www.investorcentre.com/bhp*

United Kingdom

BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal Address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 844 472 7001
Facsimile +44 870 703 6322
Email enquiries: *www.investorcentre.co.uk/contactus*

South Africa

BHP Billiton Plc Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5218
Email enquiries: *webqueries@computershare.co.za*
Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal Address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal Address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340 (toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and
Registrar Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries: *citibank@shareholders-online.com*
Website: *www.citi.com/dr*

RECYCLED
Paper made from recycled material
FSC® C102126

The paper used in this document is FSC® Recycled Certified. The stock is derived from well managed forests and controlled sources and is manufactured by an ISO 14001 certified mill. Printed in Australia using vegetable-based inks. The printer is ISO 14001 Environmental Management System certified.

BHP BILLITON LIMITED NOTICE OF GENERAL MEETING 11

Location of the General Meeting
WEDNESDAY, 6 MAY 2015 – 4.30PM
Hyatt Regency Perth,
99 Adelaide Terrace,
Perth, Western Australia
Located by the Swan River, Hyatt Regency Perth is within close proximity to the East Perth shopping and business area, WACA Oval and walking and cycling tracks.
MITCHELL FWY PERTH CBD PERTH STATION MCIVER STATION HYATT REGENCY PERTH ADELAIDE TERRACE RIVERSIDE DR P PLAIN ST P GRAHAM FARMER FWY ORRONG RD BURSWOOD STATION SWAN RIVER HEIRISSON ISLAND VICTORIA PARK STATION MILL POINT RD DOUGLAS AVE CANNING HWY VICTORIA PARK ROYAL PERTH GOLF CLUB KENSINGTON MILLER ST KWINANA FWY SOUTH TERRACE EAST VICTORIA PARK SHEPPERTON ROAD
Transport Options
Car
Casual day parking is available at the Wilson Car Park under the Hyatt Regency Perth with entry from Terrace Road. The Hyatt Regency Perth can offer guests a discounted parking pass at a cost of $15.00 for the day.
For guests with disabilities, you have the option of being dropped off at the front entrance by the Concierge station prior to your car being either self or valet-parked.
Train
The Perth train station is approximately 2.1km from the hotel.
The William Street underground station is approximately 2km from the hotel.
The Esplanade station is approximately 2km from the hotel.
Buses
There are two bus stops on Adelaide Terrace, out the front of the Hyatt Regency Perth (one stop on each side of the road).
The following services stop at the bus stop 10072 (same side of Adelaide Terrace as the hotel) – services coming from the east:
Buses continued
32, 33, 36, 37, 38, 39, 40, 72, 75, 106, 170, 176, 210, 211, 212, 282, 283, 288, 298, 299.
The following services stop at the bus stop 10137 (across the road from the hotel) – services coming from the west/train stations: 24, 25, 27, 32, 33, 37, 38, 39, 40, 70, 72, 75, 103, 106, 111, 158, 176, 179, 211, 212, 283, 288, 296, 299.
(All route information taken from transperth website – www.transperth.wa.gov.au).
Taxis
A taxi rank is located on the concierge ramp of the hotel, and hotel staff can assist guests to get taxis. Taxi companies in the Perth and surrounding areas include Swan Taxis (phone 13 13 30), and Black and White Cabs (phone 13 32 22).
Bicycle
Hyatt Regency Perth does not have bike racks; however, there are public bike racks on Terrace Road (the rear of the hotel) that guests are able to utilise.
Train and bus timetables, and further information, can be found at http://www.transperth.wa.gov.au/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary